UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-35400

Just Energy Group Inc.
(Translation of registrant’s name into English)

6345 Dixie Road, Suite 400,
Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-222141) OF JUST ENERGY GROUP INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1	Material Change Report, dated September 17, 2018.

2.	Loan Agreement, made as of September 12, 2018, among Just Energy Group Inc., as Borrower, and National Bank of Canada, as Administrative Agent, and Sagard Credit Partners, LP and each other person from time to time party thereunder as a Lender, as Lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date: September 20, 2018	By:	/s/Jonah T. Davids
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary